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July 23, 2010
Via EDGAR and Overnight Mail
Mr. Kevin Dougherty
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Halliburton Company
Registration Statement on Form S-4
Filed May 7, 2010
File No. 333-166656
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 17, 2010
Definitive Proxy Statement filed April 5, 2010
File No. 001-03492
Dear Mr. Dougherty:
On behalf of Halliburton Company (the “Halliburton”), we are transmitting for electronic filing via the EDGAR system a memorandum of Halliburton responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated July 16, 2010.
Please telephone the undersigned (713.229.1856) of the firm Baker Botts L.L.P., counsel to Halliburton, with any questions or comments you may have regarding the enclosed.

Very truly yours, BAKER BOTTS L.L.P.
By:	/s/ Eric C. Swanson
Eric C. Swanson

Enclosures

cc:	Mr. Albert O. Cornelison, Jr. (Halliburton Company) Mr. Brian Keith (Boots & Coots, Inc.) Mr. William T. Heller IV (Thompson & Knight LLP)

July 23, 2010
MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	Halliburton Company

RE:	Registration Statement on Form S-4
Filed May 7, 2010
File No. 333-166656
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 17, 2010
Definitive Proxy Statement filed April 5, 2010
File No. 001-03492
Response to Staff Comments dated July 16, 2010
     We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by facsimile dated July 16, 2010 relating to Halliburton’s Registration Statement on Form S-4 filed with the Commission on May 7, 2010 (as amended, the “Registration Statement”). Please note that Halliburton filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (the “Form 10-Q”) with the Commission on July 23, 2010.
     For your convenience, our responses are prefaced by the corresponding Staff comment in bold text.
Form S-4
1.	In your letter of response dated June 25, 2010, you indicate that you will provide responsive disclosure in future filings, not specifying whether you intend to include the responsive information in the amended Form S-4. Please comply with prior comments 2 and 3 in the Form S-4, either in a “Recent Developments” or the “Risk Factors” section. As appropriate, also provide in the amended Form S-4 the information regarding affected contracts which was the subject of prior comment 9.

Response: We respectfully submit that it is appropriate to incorporate by reference into the Registration Statement information responsive to the Staff’s prior comments 2 and 3, as well as comments 2, 3 and 4 below. We refer the Staff to the Form 10-Q, which includes such responsive information. Please see pages 10-11, 18-19, 24-25, 35-36 and 42 of the Form 10-Q.

General Instruction B.1.a. and Items 10 and 11 of Form S-4 provide that information about Halliburton may be incorporated by reference into the Registration Statement. In

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particular, Item 10(a) of Form S-4 requires disclosure regarding material changes to Halliburton’s affairs that have occurred since December 31, 2009 only if they “have not been described in a report on Form 10-Q . . . or Form 8-K . . . filed under the Exchange Act.”

In addition, the Commission’s Adopting Release for Form S-4 (Release No. 33-6578) provides that a registrant subject to either Section 13(a) or 15(d) of the Exchange Act of 1934 would be required to present the same information about itself that it would be required to present pursuant to Form S-3 if it were making a primary offering of securities. In footnote 52 of that release, despite expressly stating that a registrant may be required to amend a prospectus if information in subsequently filed periodic reports renders information in the prospectus materially false and misleading, the release does not require updates to prospectuses for information included in previously filed periodic reports.

Given the numerous references to Form S-3 in Release No. 33-6578, the following provide additional insight and background into the policy behind and the intended uses of Form S-3 and incorporation by reference:
•	“Unless there has been a material change in the registrants affairs which has not been reported in an Exchange Act filing, the prospectus would not be required to present any information concerning the registrant.” (Release No. 33-6331)

•	“Form S-3, in reliance on the efficient market theory, allows maximum use of incorporation by reference of Exchange Act reports and requires the least disclosure to be presented in the prospectus and delivered to investors.” (Release No. 33-6383)

•	“The prospectus will not be required to present any information concerning the registrant unless there has been a material change in the registrants affairs which has not been reported in an Exchange Act filing . . . .” (Release No. 33-6383)
With respect to prior comment 9, we have included disclosure identifying contracts that have been or may be at least partially affected as a result of the Gulf of Mexico oil spill in the Form 10-Q. Please see pages 24 and 25 of the Form 10-Q.

2.	We note from your proposed disclosure provided in response to prior comment two that BP Exploration & Production, Inc. may contest your right to indemnification or otherwise seek to avoid their obligations or that indemnification might be deemed unenforceable. Further clarify under what circumstances the indemnities might not be enforceable, or why the operator would not indemnify you, and whether such circumstances are likely to occur. For example, disclose whether the operator has asserted that the indemnities are not enforceable or that the operator does not intend to indemnify you.

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Response: Please see pages 11, 36 and 42 of the Form 10-Q, which addresses the matters raised in the comment above and is incorporated by reference into the Registration Statement.

3.	Please update your disclosure to the date of the prospectus. For instance, evaluate the potential for continuing operations in the Gulf of Mexico in light of the moratorium issued July 12, 2010, by the Bureau of Energy Management, Regulation, and Enforcement, which applies to all drilling operations that use subsea blowout preventers (BOP) or surface BOPs on floating facilities.

Response: Please see pages 18-19 and 24-25 of the Form 10-Q, which addresses the matters raised in the comment above and is incorporated by reference into the Registration Statement.

Risk Factors, page 24

4.	You suggest that the reader refer to risk factors contained in other filings. However, with regard to the amended Form 10-K, the proposed “Explanatory Note” which appears in Annex B to your letter of response dated June 24, 2010, makes clear that the disclosure “speaks as of February 17, 2010...” In light of the subsequent events in the Gulf of Mexico, please include an updated and comprehensive Risk Factors discussion in the amended Form S-4. See General Instruction D.1 to form S-4, which references Regulation C. Rule 411(a) of Regulation C indicates that, with a few exceptions, “[I]nformation shall not be incorporated by reference in a prospectus.” Rule 411(d) further instructs that “Information shall not be incorporated by reference in any case where such incorporation would render the statement incomplete, unclear or confusing.”

Response: We respectfully submit that it is appropriate under the circumstances described below, which have changed since our letter to the Commission dated June 25, 2010 and the Staff’s letter dated July 16, 2010, to incorporate the risk factors relating to Halliburton’s business into the Registration Statement by reference to the Form 10-Q.

In an effort to consolidate all of the risk factors relating to Halliburton’s business into one report, the Form 10-Q filed with the Commission on July 23, 2010 includes updated and comprehensive risk factors relating to Halliburton’s business, including those risk factors previously included in Halliburton’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and Halliburton’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010. The risk factors included in the Form 10-Q conform to those we submitted to the Staff in the “Draft 10-K/A” on June 25, 2010 in response to the Staff’s prior comments 5, 6, 7 and 8, and have been updated for risks, including those relating to the Gulf of Mexico oil spill, as of the date the Form 10-Q was filed with the Commission. To the extent there are any material changes from the risk factors set forth in the Form 10-Q between the time we filed the Form 10-Q and the time the Commission declares the Registration Statement effective, Halliburton will update its Exchange Act reports or update the Registration Statement accordingly.

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In addition, we propose to amend the Registration Statement to restate the lead-in to the “Risk Factors” section on page 24 as follows:
In addition to the other information contained or incorporated by reference into this proxy statement/prospectus, including the matters addressed in “Cautionary Statements Concerning Forward-Looking Statements” on page 29 of this proxy statement/prospectus, you should carefully consider the following risk factors in determining whether to vote for the adoption of the merger agreement. You should also read and consider the risk factors associated with each of the businesses of Halliburton and Boots & Coots because these risk factors may affect the operations and financial results of Halliburton after the merger. Those risk factors may be found in Halliburton’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 and in Boots & Coot’s Annual Report on Form 10-K for the year ended December 31, 2009, each of which is on file with the SEC and is incorporated by reference into this proxy statement/prospectus.
We respectfully submit that consolidating the risk factors relating to Halliburton’s business in one document, the Form 10-Q, and restating the lead-in to the “Risk Factors” section of the Registration Statement to call attention to the Form 10-Q, each as described above, would alleviate any concern that the incorporation by reference of such risk factors might render them incomplete, unclear or confusing.
     Please call Eric Swanson or Andrew Baker of Baker Botts L.L.P. at (713) 229-1856 or (214) 953-6735, respectively, if you have any questions.